FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated December 23, 2010 of Diana Shipping Inc. (the "Company") announcing the partial spin-off of its majority-owned subsidiary Diana Containerships Inc.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3D (File no. 333-150406) filed with the U.S. Securities and Exchange Commission (the "Commission") with an effective date of April 24, 2008, and the Company's registration statement on Form F-3 ASR (File no. 333-159016) filed with the Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: December 23, 2010	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-947-0100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES PARTIAL SPIN-OFF OF MAJORITY-OWNED
SUBSIDIARY DIANA CONTAINERSHIPS INC.

Athens, Greece, December 23, 2010 – Diana Shipping Inc. (NYSE:DSX; "Diana Shipping"), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that its Board of Directors has approved the partial spin-off of its interest in the Company's majority-owned subsidiary Diana Containerships Inc., of which Diana Shipping currently owns approximately 55% of the issued and outstanding common stock.  Diana Shipping will distribute 2,667,066 shares of common stock of Diana Containerships, or 80% of Diana Shipping's interest in Diana Containerships.  The number of shares of common stock of Diana Containerships to be distributed for each share of common stock of Diana Shipping will be determined by dividing 2,667,066 by the aggregate number of issued and outstanding shares of common stock of Diana Shipping on January 3, 2011, the record date for the distribution.  As of December 21, 2010, Diana Shipping had outstanding 81,955,813 common shares, which would have resulted in the distribution of 0.0325 shares of common stock of Diana Containerships for every one (1) share of common stock of Diana Shipping.  The distribution date is expected to be January 18, 2011.  Due to the nature of the distribution the New York Stock Exchange is expected to establish the ex-dividend date as January 19, 2011.  Immediately following the distribution, Diana Shipping's shareholders will own directly approximately 44% of Diana Containerships.

Fractional shares of Diana Containerships common stock will not be distributed to Diana Shipping shareholders.  Instead, fractional shares of Diana Containerships will be aggregated and sold in the open market, with the net proceeds distributed pro rata in the form of cash payments to Diana Shipping shareholders who would otherwise be entitled to receive a fractional share of Diana Containerships common stock.

No action or payment is required by Diana Shipping shareholders to receive shares of Diana Containerships common stock.  An Information Statement containing details regarding the distribution of the Diana Containerships common stock will be mailed to Diana Shipping shareholders prior to the distribution date.  Any holders of shares of Diana Shipping common stock who sell Diana Shipping shares on or before the distribution date, will also be selling their right to receive shares of Diana Containerships common stock. Investors are encouraged to consult with their financial advisers regarding the specific implications of buying or selling Diana Shipping common stock on or before the distribution date.

The distribution of Diana Containerships common stock or cash in lieu thereof will be characterized as a taxable dividend for United States federal income tax purposes. The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Diana Containerships common shares received by a U.S. Holder and (y) any cash payment in lieu of fractional shares paid to a U.S. Holder.  You should treat the effective date of the partial spin-off as the date of the dividend.  Diana Shipping shareholders are urged to consult with their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the partial spin-off.

Diana Containerships has applied to list its common stock on the Nasdaq Global Market.  Diana Containerships common stock is expected to begin trading on a "when-issued" basis on the Nasdaq Global Market under the symbol "DCIXV" beginning on or around January 3, 2011. Diana Containerships common stock is expected to begin "regular-way" trading on January 19, 2011 under the symbol "DCIX".

About Diana Shipping Inc.

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping and container shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, willingness of investors to invest in container shipping projects and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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